ICAP Securities USA LLC and Subsidiaries
Consolidated Statement of Financial Condition
March 31, 2017

(dollars in thousands)

Assets		
Cash and cash equivalents	$	91,544
Cash segregated under federal regulations		5,300
Deposits with clearing organizations		37,598
Securities owned, at fair value		10,195
Securities borrowed		1,029,581
Receivable from brokers dealers and clearing organizations		108,805
Receivable from customers		89,599
Commissions receivable, net of allowance for doubtful accounts of $425		26,435
Receivable from affiliates		17,289
Exchange and trading memberships		5,488
Goodwill		2,312
Prepaid expenses and other assets		6,331
Total assets		**1,430,477**

Liabilities and Member's Equity	
Liabilities	
Securities loaned	1,028,745
Payable to brokers, dealers and clearing organizations	135,227
Securities sold, but not yet purchased at fair value	10,308
Payable to customers	25,446
Payable to affiliates	8,476
Accrued expenses and accounts payable	32,179
Income tax payable to affiliate	4,351
Total liabilities	**1,244,732**

Commitments and contingencies (Note 8)		
Member's equity		185,745
Total liabilities and member's equity	$	**1,430,477**

The accompanying notes are an integral part of this Consolidated Statement of Financial Condition.